1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of June 2011
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑          Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐          No ☑
     (If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                     .)

TSMC Shareholders Approve NT$3.0 Cash Dividend
and Transfer of Solar and Solid State Lighting Businesses
Hsinchu, Taiwan, R.O.C. — June 9, 2011 — TSMC (NYSE: TSM) today held a shareholders’ meeting, which passed the following major resolutions:
1.	Approved the 2010 Business Report and Financial Statements. Consolidated revenue for 2010 totaled NT$419.54 billion and net income was NT$161.61 billion, with earnings per share of NT$6.23.

2.	Approved the distribution of a NT$3.0 cash dividend per common share.

3.	Approved the transfer of TSMC’s solar business and solid state lighting business into two new TSMC wholly-owned companies respectively.

4.	Elected Ms. Kok-Choo Chen and Mr. Gregory C. Chow to the Board of Directors as additional Independent Directors.
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TSMC Spokesperson:	TSMC Acting Spokesperson:	For Further Information:
Ms. Lora Ho Senior Vice President and CFO Tel: 886-3-566-4602	Elizabeth Sun Director Corporate Communication Division Tel: 886-3-568-2085 Mobile: 886-988-937-999 E-Mail: elizabeth_sun@tsmc.com	Mr. Michael Kramer Principal Administrator PR Department Tel: 03-563-6688 ext. 7126216 Mobile: 886-988-931-352 E-Mail :pdkramer@tsmc.com	Ms. Ophelia Chang Specialist PR Department Tel: 03-563-6688 ext 7125786 Mobile: 886-988-930-039 E-Mail:lwchangj@tsmc.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: June 9, 2011	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer